UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT
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SENSATA TECHNOLOGIES HOLDING PLC
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(Exact name of the registrant as specified in its charter)

ENGLAND AND WALES	001-34652	98-1386780
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

529 Pleasant Street
Attleboro, MA 02703
United States
_____________________________________________________________

(Address of principal executive offices, including zip code)

Melissa Mong
(508) 236-3800
_____________________________________________________________

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Statements in this Specialized Disclosure Report ("Form SD") and the attached Conflict Minerals Report which are not historical facts, such as those that may be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "would," and similar expressions, are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, but are not limited to, our ability to successfully implement our Conflict Minerals program and engage suppliers in obtaining more responsive and complete information. Forward-looking statements reflect management's analysis as of the date of this filing. Additional important factors that could cause actual procedures performed to differ materially from our expectations are more fully described in our filings with the Securities and Exchange Commission (the “SEC”). Except as required by applicable law, we do not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events, or otherwise. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, which was signed into law in July 2010, mandated that the SEC create rules that assess whether certain materials (Conflict Minerals, as defined below) originating in the Democratic Republic of the Congo (the “DRC”) or adjoining countries (the DRC and adjoining countries are together referred to as the “Covered Countries”) were benefiting armed groups in the area. In August 2012, the SEC issued its final rule, Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), on the reporting of Conflict Minerals.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals, referred to as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Covered Countries.
This Form SD is provided in accordance with Rule 13p-1 for the period from January 1, 2019 to December 31, 2019 (the "Reporting Period").
Conflict Minerals Disclosure
We manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. As a result, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in our products, in order to determine whether any of these Conflict Minerals originated in the Covered Countries and were not from recycled or scrap sources. We believe that our RCOI is reasonably designed to determine whether any of the Conflict Minerals that are necessary to the functionality of our products originated in the Covered Countries, and if so, whether they were from recycled or scrap sources.
Pursuant to Rule 13p-1, if a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of these Conflict Minerals.
During the course of our RCOI, we received responses from our suppliers that detailed smelters from which Conflict Minerals were sourced. However, we do not have sufficient information based on the results of our RCOI to allow us to make a determination as to which of these smelters provided Conflict Minerals that were used in the production of components that we purchased from these suppliers, or the country of origin of these Conflict Minerals.
As a result, a description of the measures we undertook to exercise due diligence on the source and chain of custody of Conflict Minerals contained in our products manufactured during the Reporting Period is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. A copy of our Conflict Minerals Report is also publicly available at www.sensata.com.
Item 1.02    Exhibit
We have filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 – Exhibits
Item 2.01    Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSATA TECHNOLOGIES HOLDING PLC

/s/ Maria Freve
Date: May 29, 2020	Name: Maria Freve
Title: Vice President and Chief Accounting Officer